Exhibit 34.1

ATTESTATION REPORT ON ASSESSMENT OF COMPLIANCE WITH

SERVICING CRITERIA FOR ASSET-BACKED SECURITIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

CenterPoint Energy Houston Electric, LLC

Houston, Texas

We have examined the compliance of CenterPoint Energy Houston Electric, LLC (the “Company”) with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB applicable for the $1,695 million original principal amount of CenterPoint Energy Transition Bond Company IV, LLC’s transition bonds (the “2012 Senior Secured Transition Bonds”), as of and for the year ended December 31, 2015, excluding criteria 1122(d)(1)(ii) (outsourcing), (1)(iii) (back-up servicing), (1)(iv) (fidelity bond), (2)(ii) (wire transfer disbursements), (2)(vi) (unissued checks), (3)(ii) (allocation and remittance), (3)(iii) (disbursements to investors), (4)(iii) (additions, removals or substitutions), (4)(v) (records regarding pool assets), (4)(ix) (adjustments to interest rates), (4)(xi) (payments on behalf of obligors), (4)(xii) (late payment penalties), (4)(xiii) (obligor disbursements), and (4)(xv) (external credit enhancement), which management has determined are not applicable to the activities performed by the Company with respect to the 2012 Senior Secured Transition Bonds. Management is responsible for the Company’s compliance with the applicable servicing criteria. Our responsibility is to express an opinion on the Company’s compliance with the applicable servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests, on a sample basis, of the servicing activities related to the 2012 Senior Secured Transition Bonds, determining whether the Company performed those selected activities in compliance with the applicable servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the applicable servicing criteria.

Our examination disclosed the following instances of material noncompliance during the year ended December 31, 2015 with respect to Item 1122(d)(3)(i) and Item 1122(d)(4)(xiv), respectively:

•	In connection with the Company’s September 15, 2015 annual true-up filing submitted to the Public Utility Commission of Texas (“PUCT”), the Company failed to remit notice and certain reports to the trustee, rating agencies and the PUCT due to inadvertent error with respect to one series of transition bonds of another issuer for which the Company is the servicer.

•	Since 2008, the Company did not comply with certain terms of the servicing agreement by and between the Company and another issuer of transition bonds with respect to one series of transition bonds for which the Company is the servicer due to inadvertent error which caused an over-remittance of $2,624,656.80 to the trustee for such series of transition bonds.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the aforementioned applicable servicing criteria for the 2012 Senior Secured Transition Bonds as of and for the year ended December 31, 2015.

Management’s assertion, included in Exhibit 33.1 to the CenterPoint Energy Transition Bond Company IV, LLC Form 10-K, includes management’s responses to the material noncompliance identified in our examination. Such responses have not been subjected to the procedures applied in our examination and, accordingly, we do not express an opinion or provide any form of assurance on the appropriateness of the responses or the effectiveness of any corrective actions described therein.

/s/ DELOITTE & TOUCHE LLP

March 30, 2016

Houston, Texas